

Deloitte & Touche LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Eaton Vance Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which Eaton Vance Distributors, Inc. (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company limited its business activities exclusively to: being the principal underwriter and distributor of sponsored mutual funds and alternative products managed by various subsidiaries of Morgan Stanley, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74.

Deloitte & Touche LLP

February 27, 2026

Eaton Vance Distributors, Inc.
One Post Office Square
Boston, MA 02109

Morgan Stanley

Eaton Vance Distributors, Inc.'s Exemption Report

Eaton Vance Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance on footnote 74 of Release 34-70073 regarding adopting amendments to 17 C.F.R. § 240.17a-5; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to being the principal underwriter and distributor of sponsored mutual funds and alternative products managed by various subsidiaries of Morgan Stanley. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

Eaton Vance Distributors, Inc.

I, Anthony N. Kush, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anthony N. Kush
Principal Financial Officer

Date: February 27, 2026